

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2011

<u>Via E-mail</u>
Roger M. Boissonneault
President and Chief Executive Officer
Warner Chilcott plc
1 Grand Canal Square, Docklands
Dublin 2, Ireland

> **Re:** **Warner Chilcott plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 6, 2011**
> **Schedule 14A**
> **Filed April 14, 2011**
> **File No. 000-53772**

Dear Mr. Boissonneault:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Compensation Discussion and Analysis</u>
<u>Long-Term Equity Incentives, page 28</u>

1. We note your disclosure that each of the Named Executive Officers was granted an equity incentive award in 2010 and 2011 based on a Performance Rating that was used to establish the officer's performance-based multiplier applied to his target equity grant. The Performance Rating, in turn, was based on the Compensation Committee's evaluation of the officer's performance against stated goals and objectives. However,

you have not disclosed the extent to which each Named Executive Officer met his individual goals, how this achievement or lack thereof affected the Compensation Committee's determination of the Performance Rating, the multiplier applied, or what the target equity grant was for each Named Executive Officer.  With a view towards amending your disclosure, please provide us with draft disclosure that addresses each of these items.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Notes to Unaudited Condensed Consolidated Financial Statements
14. Legal Proceedings, page 14

2.  Your disclosure states "Approximately 721 product liability suits, including some with multiple plaintiffs, have been filed against, or tendered to, the Company related to its hormone therapy ("HT") products, FEMHRT, ESTRACE, ESTRACE Cream and medroxyprogesterone acetate. Under the purchase and sale agreement pursuant to which the Company acquired FEMHRT from Pfizer Inc. ("Pfizer") in 2003, the Company agreed to assume certain product liability exposure with respect to claims made against Pfizer after March 5, 2003 and tendered to the Company relating to FEMHRT products. The cases are in the early stages of litigation and the Company is in the process of analyzing and investigating the individual complaints."  The preceding disclosure was included in your Form S-1 filed on June 9, 2006.  In addition, it appears that, from public disclosures, Pfizer has recorded charges related to hormone-replacement therapy actions pending against them which include FEMHRT cases.  Tell us why you believe the cases against you, that have not been dismissed, are still in the early stages of litigation and whether a reasonably possible loss exists, as discussed in ASC 450-20-50-3, and if so, provide us proposed disclosure to be included in future periodic reports indicating your estimate the loss or range of loss or that an estimate cannot be made as required by ASC 450-20-50-3.  If you cannot make an estimate, please provide us the analysis that you went through in preparing your financial statement in making that determination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters.  You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Dan Greenspan, Legal Branch Chief, at (202) 551- 3675 with questions on comment one.  In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant